Mail Stop 3561

December 1, 2006

Mr. Arthur Spector
Chairman of the Board, President and Chief Executive Officer
Millstream II Acquisition Corporation
435 Devon Park Drive, Building 400
Wayne, Pennsylvania 19087

> **Re: Millstream II Acquisition Corporation**
> **Amendment 3 to Preliminary Proxy Statement on Schedule 14A**
> **Filed November 29, 2006**
> **File No. 000-51065**

Dear Mr. Spector:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 25

1.   Please revise the risk factor discussing the potential loss of GSA authorization to discuss in greater detail the material adverse effect on the business. Discuss the percent of revenues that were attributable to business requiring GSA authorization, either directly or indirectly.

2.   We note the risk factor discussing the potential lack of adequate information to determine the fair market value of the target business and that the 80% test was met. Provide a more detailed discussion of the potential risks associated with this. In addition, provide detailed disclosure regarding the requirements as set forth in the Form S-1.

3.   We note the disclosure that Millstream II is not obligated to bring a claim against Mr. Spector that provided the indemnification agreements. Clarify whether the board has any fiduciary obligation to bring such a claim. If not, please explain.

The Merger, page 40

4.   We note your response to comment 14 of our letter dated November 27, 2006. Please provide the basis for your belief that weather conditions, permitting delays, and construction and engineering issues involving the general contractors will not continue into 2007.

5.   We note that you determined the 80% test was met because the consideration was valued at more than 80%. Please provide clear disclosure, if true, that the company did not make any specific valuation of the company itself, other than valuing the consideration it will pay for the company, if true. In addition, it appears that the Form S-1 specifically stated that "the fair market value of such business will be determined by our board of directors based upon standards generally accepted by the financial community, such as actual and potential sales, earnings and cash flow and book value." It appears that a reasonable investor could determine that the requirements of the Form S-1 were not met in light of the lack of a specific valuation by management. Provide clear disclosure throughout the proxy statement and add a risk factor discussing in greater detail the potential risks.

6.   The additional consideration that may be paid to Mrs. Julicher based upon $.50 for every dollar collected for certain accounts receivable should be clearly disclosed throughout the proxy statement. This information does not appear until page 63, even though it is a term of the merger agreement, as amended.

Background of the Merger, page 40

7.   Please describe the labor saving installation equipment discussed on page 44. Discuss the cost associated with the new equipment and the source(s) of funding.

Millstream II's Reasons for the Merger and Recommendation of the Millstream II Board, page 46

8. We reissue comment 19 of our letter dated November 27, 2006. On page 44, we do not see the comparison of the last fiscal year with the prior year or an explanation of the basis for the belief that the interim results will continue.

9. Remove the statement about gross profit if the fields had been sold at cost or explain the reason such disclosure should be included. There is no guarantee that such contracts would have been entered into if the discounts had not been provided.

Litigious Nature of Industry/Competitors, page 49

10. We note your response to comment 23 of our letter dated November 27, 2006 and the additional discussion of a competitor's request that the United States Patent and Trademark Office reexamine the validity of Sprinturf's 645 patent in the risk factor section on page 26. Please include this matter in the table in this section and in the discussion in the section entitled "Legal Proceedings" on page 100, or tell us why the additional discussion is not required.

11. Discuss the valid defenses you believe you have to the Worldturf litigation.

Due Diligence Information Materials, page 53

12. We reissue prior comment 25 of our letter dated November 27, 2006. Please clarify whether the projections discussed in this section, including the 20% estimated growth rate, were the aggressive or conservative numbers. Also, clarify the disclosure to indicate whether you relied upon the aggressive or conservative numbers in determining the valuation of the transaction, whether the transaction was fair to investors, and whether the 80% test was met.

13. The enterprise value of Sprinturf seems to be of the combined company. It appears that valuation of Sprinturf should be before the merger transaction, since the combined company will necessarily have a value of greater than 80% of the net amount in the trust account.

14. The table on page 56 includes market capitalization of Sprinturf which was calculated based on 9.77 million shares outstanding after the merger. The number of shares used is based on the prior terms and has been revised. The shares outstanding after the merger should be 7,100,000 shares. See page 125. Therefore, the market capitalization and any other information (e.g. enterprise value) derived from it should be revised.

15.   We note the disclosure on page 57 that the company determined a valuation range for Sprinturf. Please provide the valuation range and state when this valuation range was determined. Provide a detailed discussion as to how the valuation range was determined. We may have further comment.

16.   On page 57 you state that the board of directors determined the purchase price consideration to be $42.0 million. However, on page 44, you state that the purchase price consideration is $26.4 million. Please reconcile or explain in the proxy statement the difference in the purchase prices.

Information About Sprinturf, page 87

Business of Sprinturf, page 87

General, page 87

17.   Disclose the material terms of the acquisition of the patents from Mr. DiGeronimo in July 2006. Disclose the terms of the consulting arrangement with Mr. DiGeronimo.

Product Development, page 95

18.   We note your response to comment 33 of our letter dated November 27, 2006. Please provide examples of "Sprinturf … successfully partner[ing] with its suppliers to jointly develop advanced synthetic turf technology to ensure realistic playing surfaces." Clarify whether Sprinturf has purchased jointly developed new or improved products from suppliers in the past or whether it has simply acquired patents and technology after its development.

Marketing, page 96

19.   Disclose the material terms of the agreement with the unrelated third party to reimburse Sprinturf the amount of the discount. Provide the agreement supplementally and confirm your understanding that the agreement is a material agreement that will be filed after the merger is completed.

Legal Proceedings, page 100

20.   Clarify whether Sprinturf plans to continue to hold itself out as a woman owned business.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 102

Contingencies, page 110

21.   Please add the discussion of the February 2006 arbitration complaint to the table of litigation on page 49 and the discussion of legal proceedings on page 100, or explain why it does not need to be included in those sections.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Raj Rajan at 202-551-3388 or Hugh West at 202-551-3872, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at 202-551-3329, or Pam Howell, who supervised the review of your filing, at (202) 551-3357, with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth
Companies

cc: Ronald Albert, Esq.
       Miriam Alfonso de Oliveira, Esq.
       Fax (305) 995-6398